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                                                                     EXHIBIT 20

[CHEMICAL LOGO]                                                     [CHASE LOGO]

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                                  NEWS RELEASE
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Chemical Press Contact:                           Chase Press Contact:
John Stefans/212-270-7438                         Steven Rautenberg/212-552-4505

     CHEMICAL AND CHASE TO MERGE, FORMING LARGEST BANK IN THE UNITED STATES

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        New York, August 28, 1995--Chemical Banking Corporation and The Chase
Manhattan Corporation today announced a definitive agreement to merge in a stock-for-stock transaction that will create the largest bank in the United States. The new institution, which will adopt the Chase name, will have nearly $300 billion in assets and $20 billion in shareholders' equity.

        Following the merger, which is expected to be completed in the first quarter of 1996, the new Chase will have relationships with more than 25 million consumers coast to coast, be the lead bank to corporate America and have leadership positions in global finance.

        Walter V. Shipley, 59, Chemical's chairman and chief executive officer, will be chairman and chief executive officer of the new Chase. Thomas G. Labrecque, 56, chairman and chief executive officer of Chase, will be president and chief operating officer. Together, they will manage the combined company and oversee the Office of the Chairman. Joining Mr. Shipley and Mr. Labrecque as directors of the corporation and members of the Office of the Chairman will be:

        Edward D. Miller, 54, Chemical's president, as senior vice chairman with responsibility for regional banking, nationwide consumer services and technology.

        William B. Harrison Jr., 52, a current Chemical vice chairman, as vice chairman with responsibility for global wholesale banking, including private banking.

        E. Michel Kruse, 54, a current Chase vice chairman, as vice chairman with responsibility for market and credit risk management, finance, and information and transaction services.

        The outside board members will be the current directors of the two institutions.

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        The merger agreement, which was approved yesterday by the boards of directors of both corporations, provides for an all-stock pooling of interests in which 1.04 shares of Chemical common stock will be exchanged for each share of Chase common stock on a tax-free basis. All of Chase's series of preferred stock will be exchanged for similar Chemical preferred stock.

        "The financial services industry is in the midst of the greatest period of consolidation in its history, and we are seizing upon a truly unparalleled opportunity to create a premier global financial services company," Mr. Shipley said. "The combination is a unique strategic fit, with complementary product capabilities and market coverage that will give us leadership positions across all our major business lines, and we expect the new Chase to achieve double-digit earnings per share growth, an efficiency ratio in the low 50s and a return on equity of 18 percent or better."

        "The merger will create scale in all our major franchises to support business expansion as well as significant investments in technology to keep us on the leading edge of new product development and service capabilities," said Mr. Labrecque. "We expect to set the industry standard for customer service, innovation and efficiency and, at the same time, have the capacity to invest and grow in ways never before possible for either organization."

        It is estimated that annual cost savings from the merger will be $1.5 billion, to be achieved within three years by consolidating certain operations and eliminating redundant costs; this figure represents approximately 16 percent of combined 1995 operating expenses. One element will entail the elimination of approximately 12,000 positions from a combined staff of 75,000 located in 39 states and 51 countries. It is projected that the new entity will take a pre-tax merger charge of $1.5 billion.

        In addition to the five officer/directors, other management positions in the new Chase announced today include:

Reporting to Mr. Miller:

 - Donald L. Boudreau, 54, vice chairman in charge of retail credit products. Mr. Boudreau is currently a Chase vice chairman responsible for consumer banking.

 - Michael Hegarty, 50, vice chairman in charge of deposit and investment products. Mr. Hegarty is currently a Chemical vice chairman responsible for consumer banking.

 - Denis J. O'Leary, 39, chief information officer, the position he currently holds at Chemical.


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 - Marc J. Shapiro, 47, who will remain chairman and chief executive officer of
   Texas Commerce Bank, N.A., Chemical's wholly-owned subsidiary.

 - Joseph G. Sponholz, 51, chief administrative officer, the position he currently holds at Chemical.

 - William H. Turner, 55, vice chairman in charge of middle market banking and community development. Mr. Turner is currently a Chemical vice chairman responsible for middle market banking, private banking and information and transaction services.

 - Michael Urkowitz, 52, executive vice president in charge of consumer product integration, a position he currently holds at Chase. At the new Chase, Mr. Urkowitz will report jointly to Mr. Hegarty and Mr. Boudreau.

Reporting to Mr. Harrison:

 - Donald H. Layton, 45, vice chairman in charge of global capital markets, trading and treasury, the position he currently holds at Chemical.

 - James B. Lee Jr., 42, senior executive vice president in charge of global investment banking, the position he currently holds at Chemical.

 - Arjun K. Mathrani, 50, currently Chase's chief financial officer, who will be in charge of global client management.

 - James W. Zeigon, 48, executive vice president in charge of global asset management and private banking, the position he currently holds at Chase.

Reporting to Mr. Kruse:

 - Richard J. Matteis, 58, group executive in charge of information and transaction services. Mr. Matteis is currently group executive in charge of Geoserve, Chemical's information and transaction services unit. This business will be managed as an integral part of the global wholesale banking organization.

 - William J. Moran, 54, senior vice president and general auditor, the position he currently holds at Chase.

 - Peter J. Tobin, 51, chief financial officer, the position he currently holds at Chemical.


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Named to the following senior corporate staff positions:

 - A. Wright Elliott, 60, executive vice president in charge of marketing resources and corporate communications, the position he currently holds at Chase.

 - John J. Farrell, 43, executive vice president in charge of human resources, the position he currently holds at Chase.

 - William H. McDavid, 49, general counsel, the position he currently holds at Chemical.

        Richard J. Boyle, vice chairman of the board of The Chase Manhattan Corporation, has indicated his decision to retire.

        The merger is subject to approval by the shareholders of both institutions as well as federal and state regulatory authorities.

        Chemical and Chase have granted each other options to purchase up to
19.9 percent of the outstanding shares of each other's common stock if certain events occur, including a merger proposal or tender offer by a third party which would interfere with the transaction.

        Goldman, Sachs & Co. and James D. Wolfensohn Inc. are serving as financial advisors to Chase on the merger and have rendered fairness opinions to Chase's board of directors with respect to the transaction. Morgan Stanley & Co. is serving in the same capacity for Chemical and has rendered a fairness opinion to Chemical's board of directors.

        The merged organization will be headquartered at 270 Park Avenue, Chemical's present headquarters.


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                            Facts About The "New" Chase

Name and Headquarters

        The Chase Manhattan Corporation
        The Chase Manhattan Bank
        270 Park Avenue
        New York, NY  10017

Financial Highlights (pro forma as of June 30, 1995)

        $297 billion in assets
        $20 billion in shareholders' equity
        $149 billion in total loans
        $163 billion in deposits

        Risk-Based Tier 1 Capital Ratio:     8.0%
        Total Capital Ratio:                12.1%
        Leverage Ratio:                      6.5%

        Nonperforming Assets to Total Loans plus ORE:      1.3%
        Nonperforming Assets to Total Assets:              .65%
        Reserve for Possible Loan Losses to Total Loans:           2.6%
        Reserve for Loan Losses to Nonperforming Loans             227.0%

1994 Pro Forma Revenue Streams by Product Line

        Corporate and Investment Banking:          24%
        National Consumer:                         23%
        Regional Consumer:                         17%
        Information and Transaction Services:      13%
        Trading:                                    9%
        Middle Market Banking:                      7%
        Private Banking:                            5%
        Other:                                      2%



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1994 Pro Forma Revenue Sources by Customer Segments

        Consumer:             46%
        Institutional:  45%
        Middle Market:   7%
        Other:           2%

Market Positions as of June 30, 1995

        Global Wholesale

          #1 in global loan syndications
          #1 in global custody
          #1 in CHIPS, ACH and FedWire volume
          #1 in total trading revenues

        National Consumer

          #1 in mortgage servicing
          #4 in credit cards
          #3 in mortgage origination
          #1 among banks in luxury auto financing
          #4 among banks in mutual fund assets

        New York Metropolitan Region (New York, New Jersey and Connecticut)

          #1 in consumer deposits
          #1 in branch banking
          #1 in middle market banking
          #1 in trusts and estates under management

75,000 employees in 51 Countries and 39 States

          Argentina, Australia, Austria, Bahamas, Bahrain, Belgium, Brazil, British Virgin Islands, Canada, Channel Islands (Jersey), Chile, Colombia, Czech Republic, Egypt, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Lebanon, Luxembourg, Malaysia, Mexico, Netherlands Antilles, Norway, Pakistan, Panama, People's Republic of China, Philippines, Portugal, Puerto Rico, Romania, Russia, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, United States, U.S. Virgin Islands, Uruguay, Venezuela, Vietnam

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        Alabama, Arizona, Arkansas, California, Colorado, Connecticut,
        Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin and the District of Columbia

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